UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share (Title of class of securities)	M8260H 10 6 (CUSIP number)

Amir Philips
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

April 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. M8260H  10  6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,105,223
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,105,223
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,105,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.61%
14	TYPE OF REPORTING PERSON: CO

        The statement on Schedule 13D filed on January 18, 2007, relating to ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”), as amended by Amendment No. 1 filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on May 31, 2007, Amendment No. 2 filed by the Reporting Person with the Commission on September 6, 2007, Amendment No. 3 filed by the Reporting Person with the Commission on January 2, 2008 and Amendment No. 4 filed by the Reporting Person with the Commission on January 29, 2008 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 5.

        Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

        From June 2006 through October 2006, the Reporting Person held discussions with members of the Issuer’s management and board of directors to discuss a possible negotiated business transaction with the Issuer. While, as previously reported, the parties resumed such discussions with respect to a possible negotiated asset transaction, such discussions have been recently suspended. The Reporting Person reserves the right to continue discussions with the Issuer’s board of directors, management and/or representatives with respect to a possible negotiated business transaction.

        On April 18, 2008, the Reporting Person issued a letter to the Issuer pursuant to Section 63(b)(2) of the Israeli Companies Law of 1999, requiring the Issuer to convene a meeting of its shareholders to approve a resolution to amend the Articles of Association of the Issuer in order to restructure the board of directors of the Issuer and to elect several directors to the board of directors of the Issuer. A copy of the letter is filed as Exhibit 99.6 to this Amendment No. 5.

        Except as set forth in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

        The Reporting Person intends to monitor the Issuer’s business, operating results and financial position and depending on market conditions and its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional securities of the Issuer.

        In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

        (a) Optibase is the direct beneficial owner of 5,105,223 Ordinary Shares or approximately 36.61% of the outstanding Ordinary Shares of the Issuer (based on information provided in Item 7A. of the Issuer’s Annual Report on From 20-F filed with the Commission on April 14, 2008, there were 13,943,526 Ordinary Shares outstanding as of March 31, 2008). Other than as described above, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

        (b) Optibase has sole voting and dispositive power with respect 5,105,223 Ordinary Shares beneficially owned by it.

        (c) The Reporting Person hasn’t effected any transaction in the Ordinary Shares during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit Number	Description

99.1	Letter dated May 31, 2007 from the Reporting Person to the Issuer*
99.2	Letter dated September 5, 2007 from the Reporting Person to the Issuer **
99.3	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.4	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.5	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.6	Letter dated April 18, 2008 from the Reporting Person to the Issuer

* Previously filed with Amendment No. 1.
** Previously filed with Amendment No. 2.
*** Previously filed with Amendment No. 3.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer April 18, 2008